UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Four Seasons Education (Cayman) Inc.

(Name of Issuer)

American Depositary Shares (ADS), each two ADS representing one ordinary share,

par value US$0.0001 per share

(Title of Class of Securities)

35101A 101 **

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the ADS, each two ADS representing one ordinary share, par value US$0.0001 per share (a “Share”), of the Issuer. No CUSIP has been assigned to the Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: Crimson Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,638,889
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,638,889
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,638,889
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.56% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: HML Clipper Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,638,889
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,638,889
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,638,889
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.56% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: Crimson Asset Management Partners, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,638,889
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,638,889
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,638,889
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.56% (1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: Sandhill Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 444,444
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 444,444
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 444,444
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.78% (1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: John-Paul Ho
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,083,333
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,083,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,083,333
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.34% (1)
12.	Type of Reporting Person (See Instructions): IN

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: Yu-Whei Chang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,083,333
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,083,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,083,333
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.34% (1)
12.	Type of Reporting Person (See Instructions): IN

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

CUSIP No. 35101A 101	13G

1.	Name of Reporting Persons: Yi Zuo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.00% (1)
12.	Type of Reporting Person (See Instructions): IN

(1)	Calculations are based on 24,966,591 Shares outstanding as of January 28, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on January 28, 2019.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer

Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company (the “Issuer”).

Item 1. (b).	Address of Issuer’s Principal Executive Offices:

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District

Shanghai, PRC 200070

Item 2(a).	Name of Person Filing

This Schedule 13G is filed on behalf of John-Paul Ho, Yu-Whei Chang, Yi Zuo, Crimson Capital Partners III, L.P., a Cayman Islands exempted limited partnership, HML Clipper Capital Management, L.P., a Cayman Islands exempted limited partnership, Crimson Asset Management Partners, Ltd., a Cayman Islands exempted limited company and Sandhill Investment Holding Limited, a British Virgin Islands company, together, the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The principal business address for each of the Reporting Persons is 601 California Street, Suite 1450,

San Francisco, CA 94108.

Item 2(c).	Citizenship

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

American Depositary Shares (“ADS”), each two ADS represent one ordinary share, par value $.0001 par value (a “Share”), of the Issuer.

Item 2(e).	CUSIP Number:

35101A 101. This CUSIP number applies to the ADS. No CUSIP has been assigned to the Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

All information is as of December 31, 2018.

(a) Beneficial Ownership:

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Crimson Capital Partners III, L.P. (“Crimson III”) is the direct holder of 1,638,889 Shares. Sandhill Investment Holding Limited (“Sandhill”), a wholly-owned entity of Crimson III, holds 444,444 ordinary shares of the Issuer. HML Clipper Capital Management, L.P. (“Crimson LP”) is the general partner of Crimson III and Crimson Asset Management Partners, Ltd. is the general partner of Crimson LP (“Crimson AMP”). Accordingly, each of Crimson LP and Crimson AMP may be deemed to have voting and investment power over the shares of the Issuer owned by each of Crimson III and Sandhill. Mr. Ho and Ms. Chang are the Directors of Crimson AMP. Accordingly, each of Mr. Ho and Ms. Chang may be deemed to have shared voting and investment power over the ordinary shares of the Issuer owned by each of Crimson III and Sandhill. Ms. Zuo is no longer a Director of Sandhill as of December 31, 2018 and, as such, may no longer be deemed to have shared voting and investment power over the ordinary shares of the Issuer owned by Sandhill.

(b) Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page. See also Item 4(a) above.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page. See also Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Ms. Zuo is no longer a Director of Sandhill as of December 31, 2018 and, as such, may no longer be deemed to have shared voting and investment power over the ordinary shares of the Issuer owned by Sandhill. This Schedule 13G filing constitutes an exit filing for Ms. Zuo.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the equityholders of Crimson LP and Crimson AMP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1. Each Reporting Person expressly disclaims being members of a “group” pursuant to Rule 13d-5 under the Exchange Act and beneficial ownership with respect to any Ordinary Shares other than shares owned of record by such Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

CRIMSON CAPITAL PARTNERS III, L.P.

By:	HML Clipper Capital Management, L.P., its general partner

By:	Crimson Asset Management Partners, Ltd. its general partner

By:	/s/ John-Paul Ho
Name: John-Paul Ho
Title: Director

HML Clipper Capital Management, L.P.

By:	Crimson Asset Management Partners Ltd. its general partner

By:	/s/ John-Paul Ho
Name: John-Paul Ho
Title: Director

Crimson Asset Management Partners Ltd.

By:	/s/ John-Paul Ho
Name: John-Paul Ho
Title: Director

Sandhill Investment Holding Limited

By:	/s/ John-Paul Ho
Name: John-Paul Ho
Title: Director

John-Paul Ho

By:	/s/ John-Paul Ho

Yu-Whei Chang

By:	/s/ Yu-Whei Chang

Yi Zuo

By:	/s/ Yi Zuo

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 14, 2019, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.